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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-170480

China Liaoning Dingxu Ecological Agriculture Development, Inc.

(Exact name of registrant as specified in its charter)

PO Box 26496, Scottsdale AZ 85255

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock at par value $0.001

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii) Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     814

China Liaoning Dingxu Ecological Agriculture Development, Inc. (the “Issuer”) hereby requests immediate withdrawal of its Request to terminate the registration of its common shares under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission (the “Commission”) on September 25, 2018 (the “Form 15”).

Please note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934 China Liaoning Dingxu Ecological Agriculture Development, Inc. has caused this amended certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 25, 2018	By: Rhonda Keaveney, CEO